UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 19, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that, on December 19, 2011, the Company has published a shelf offering report (the "Shelf Offering Report") in Israel, based on a shelf prospectus, filed by the Company in Israel on September 12, 2011 (the "Shelf Prospectus"). Under the Shelf Offering Report, the Company offered 272,652 ordinary shares of the Company, par value NIS 0.32 each (the "Shares"), to YA Global Investments L.P ("YA"), in a price per Share equal to NIS 6.954 (approximately US$1.831 based on the latest exchange rate published by the Bank of Israel). The Price per Share was calculated in accordance with the terms of the Standby Equity Purchase Agreement (the "SEDA"), dated April 16, 2011, between the Company and YA, as amended. The Shares were offered to YA by Registrant in a non-uniform offer, in accordance with the Israeli Securities Law, 1968, under Regulation S (category 1). The shelf offering report included a section in English attached hereto as Exhibit 99.1.

The Shares were not registered under the U.S. Securities Act of 1933, as amended, and cannot be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer